Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports results for 2007

Kingsey Falls, Québec, February 27, 2008 — For the fiscal year ended December 31, 2007, Cascades Inc. (Symbol: CAS-TSX) reports unaudited net earnings of $95 million ($0.95 per share) compared to net earnings of $3 million ($0.04 per share) for the same period in 2006. When excluding specific items(1), net earnings amount to $22 million ($0.22 per share) compared to net earnings of $52 million ($0.64 per share) in 2006.

For the fourth quarter ended December 31, 2007, net earnings amounted to $12 million ($0.12 per share) compared to a net loss of $46 million ($0.56 per share) for the fourth quarter ended December 31, 2006. When excluding specific items(1), net earnings for the fourth quarter of 2007 amounted to $1 million ($0.01 per share) compared to net earnings of $13 million ($0.16 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information(2)

(In millions of Canadian dollars, except amounts per share)	2007	2006	Q4/2007	Q4/2006	Q3/2007

Sales	3,929	3,278	937	843	984
Operating income before depreciation and amortization (OIBD)(1)	352	257	68	23	93
Operating income (loss) from continuing operations	144	96	19	(17)	38
Net earnings (loss)	95	3	12	(46)	16
per common share	$0.95	$0.04	$0.12	$(0.56)	$0.16
Cash flow from operations from continuing operations(1)	178	183	36	32	55
per common share(1)	$1.79	$2.26	$0.36	$0.39	$0.56

Excluding specific items(1)
Operating income before depreciation and amortization (OIBD)	350	315	82	77	95
Operating income from continuing operations	142	154	33	37	40
Net earnings	22	52	1	13	9
per common share	$0.22	$0.64	$0.01	$0.16	$0.09
Cash flow from operations from continuing operations	202	196	49	40	56
per common share	$2.03	$2.42	$0.49	$0.49	$0.57

Note 1 — see the supplemental information on non-GAAP measures note.

Note 2 — unaudited and restated to exclude discontinued operations.

2007 Business highlights

•                       Improved operating results compared to 2006 due for the most part to the strategic acquisition of the remaining 50% of Norampac and generally higher prices, which more than offset the negative impact of approximately $150 million resulting from higher recycled fibre and pulp costs as well as the appreciation of the $CAN.

•                      Cascades fixed the remaining portion of its $US denominated debt to secure its foreign exchange gain.

•                      Cascades continues to deliver on its action plan:

•                    Divestiture of two indefinitely shut facilities, one non-core mill and one non-core joint venture;

•                    Merger of its European recycled boxboard operations with those of Reno de Medici S.p.A. which will be effective March 1, 2008.

•                      Strong demand for our Cascades’ recycled tissue paper retail brand and our 100-per-cent recycled fine paper with respective annual sales increases of 60% and 228%.

•                      Cascades’ shares reclassified to the Containers & Packaging industry from the Paper & Forest Products industry within the S&P/TSX Composite index.

Commenting on the yearly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Given the rapid appreciation of the Canadian dollar and rising fiber costs, 2007 was definitely a challenging year for Cascades. However, in spite of these significant headwinds, we remain focused on delivering on our strategic plan. In the past twelve months, we continued to streamline our portfolio of assets, to implement restructuring initiatives, and we announced the merger with Reno de Medici in Europe. With the acquisition of Norampac at the end of 2006, Cascades is now in a stronger operational and financial position to continue its turnaround.”

Three-month period ended December 31, 2007

Sales increased by 11% during the fourth quarter of 2007, amounting to $937 million compared with $843 million for the same period last year. Operating income amounted to $19 million for the period compared to operating losses of $17 million for the same quarter last year.

Operating income from continuing operations excluding specific items amounted to $33 million. Specific items include, amongst others, a loss of $10 million on the sale of the Red Rock linerboard mill (Containerboard group), $3 million of restructuring and closure costs in regards to the Red Rock mill and the St-Jérôme fine papers mill (Specialty Products group), as well as a $3 million gain from the sale of a non-core participation. This compares to operating income from continuing operations excluding specific elements of $37 million realized last year. Net earnings for the fourth quarter include an after-tax loss of $3 million on the sale of the Thunder Bay fine papers mill (discontinued operations), an after-tax $14 million foreign exchange gain on $U.S. denominated debt, as well as $10 million in positive adjustment to future tax following reduction of the federal tax rate in Canada.

Fiscal year ended December 31, 2007

Sales increased 20% in 2007 to $3.9 billion as a result of business acquisitions and better selling prices. Operating income from continued operations amounted to $144 million compared to $96 million achieved last year.

Operating income from continuing operations excluding specific items amounted to $142 million compared to $154 million last year. Specific items include, amongst others, a gain of $25 million on the sale of our joint-venture interest in GSD Packaging (Boxboard), a loss of $10 million on the sale of the Red Rock mill, and $6 million in restructuring and closure costs associated with the Red Rock and the St-Jérôme mills. Net earnings for the fiscal year ended December 31, 2007 include $6 million in after-tax impairment loss and closure costs for the Scierie Lemay (discontinued operations), a $15 million dilution gain reflecting the adjustment of our equity investment in Boralex, $49 million in after-tax foreign exchange gains on $U.S. denominated debt, as well as $16 million in positive adjustment to future tax following the reduction of the tax rate in Canada and in Germany.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect business conditions will continue to be challenging in the first half of the year as a result of high fiber costs and the uncertain economic environment. We will however maintain and strengthen initiatives aimed at improving profitability through increased operational efficiency and enhanced product offering. Also, we will continue to focus on less performing assets with the goal of reaching an acceptable level of profitability within a reasonable time frame. As we have done in the last three years, we will continue to act proactively.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid March 21, 2008 to shareholders of record at the close of business on March 7, 2008. This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada). Pursuant to its normal course issuer bid, the Company purchased during the fourth quarter 132,200 of its common shares at an average price of $8.47 for a total of 492,700 shares purchased for the fiscal year.

Discontinued operations

The activities of the Company’s Greenfield SAS pulp mill located in France and Scierie Lemay sawmill located in Quebec were reclassified as discontinued operations during the fourth quarter of 2007. Consequently, the comparative financial information of 2006 and 2007 have been restated to reflect this change.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(In millions of Canadian dollars)	2007	2006	Q4/2007	Q4/2006	Q3/2007

Net earnings (loss)	95	3	12	(46)	16
Net loss from discontinued operations	19	16	11	9	6
Non-controlling interest	3	—	1	—	1
Share of results of significantly influenced companies	(27)	(8)	(4)	(2)	(2)
Provision (recovery) for income taxes	11	6	(9)	(10)	5
Foreign exchange loss (gain) on long-term debt	(59)	—	(16)	14	(14)
Interest expense	102	79	24	18	26

Operating income (loss)	144	96	19	(17)	38
Specific items:
Inventory adjustment resulting from the Norampac acquisiton	6	—	—	—	—
Loss (gain) on disposals and other	(17)	(4)	7	—	—
Impairment loss on property, plant and equipment	3	47	2	40	—
Closure and restructuring costs	6	20	3	12	1
Unrealized loss (gain) on financial instruments	—	(5)	2	2	1
	(2)	58	14	54	2
Operating income — excluding specific items	142	154	33	37	40

Depreciation and amortization	208	161	49	40	55

Operating income before depreciation and amortization — excluding specific items	350	315	82	77	95

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)					Net earnings (loss) per share(1)
(In millions of Canadian dollars, except amounts per share)	2007	2006	Q4/2007	Q4/2006	Q3/2007	2007	2006	Q4/2007	Q4/2006	Q3/2007

As per GAAP	95	3	12	(46)	16	$0.95	$0.04	$0.12	($0.56)	$0.16
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	—	—	—	$0.04	$—	$—	$—	$—
Loss (gain) on disposals and other	(17)	(4)	7	—	—	$(0.09)	$(0.02)	$0.05	$—	$—
Impairment loss on property, plant and equipment	3	47	2	40	—	$0.02	$0.42	$0.01	$0.34	$—
Closure and restructuring costs	6	20	3	12	1	$0.04	$0.18	$0.02	$0.11	$0.01
Unrealized loss (gain) on financial instruments	—	(5)	2	2	1	—	$(0.05)	$0.01	$0.01	$0.01
Foreign exchange loss (gain) on long-term debt	(59)	—	(16)	14	(14)	$(0.49)	$(0.02)	$(0.14)	$0.14	$(0.11)
Share of results of significantly influenced companies	(15)	—	—	—	—	0.15)	$—	$—	$—	$—
Included in discontinued operations	9	18	7	15	6	$0.06	$0.15	$0.04	$0.12	$0.05
Adjustment of statutory tax rate	(16)	(5)	(10)	—	(3)	$(0.16)	$(0.06)	$(0.10)	$—	$(0.03)
Tax effect on specific items	10	(22)	(6)	(24)	2
	(73)	49	(11)	59	(7)	$(0.73)	$0.60	$(0.11)	$0.72	$(0.07)
Excluding specific items	22	52	1	13	9	$0.22	$0.64	$0.01	$0.16	$0.09

Note 1 — specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations					Cash flow from operations per share
(In millions of Canadian dollars, except amounts per share)	2007	2006	Q4/2007	Q4/2006	Q3/2007	2007	2006	Q4/2007	Q4/2006	Q3/2007

Cash flow provided by operating activities	89	216	98	101	24
Changes in non-cash working capital components	89	(33)	(62)	(69)	31
Cash flow from operations	178	183	36	32	55	$1.79	$2.26	$0.36	$0.39	$0.56
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	—	—	—	$0.06	—	—	—	—
Loss (gain) on disposals and other	12	—	10	—	—	$0.12	—	$0.10	—	—
Closure and restructuring costs, net of current income tax	6	13	3	8	1	$0.06	$0.16	$0.03	$0.10	$0.01

Excluding specific items	202	196	49	40	56	$2.03	$2.42	$0.49	$0.49	$0.57

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 14,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information: MEDIA Mr. Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 INVESTORS Mr. Marc Jasmin, C.M.A. Director, Investor relations (514) 282-2681	Source: Mr. Christian Dubé Vice-President and Chief Financial Officer

Consolidated Balance Sheets
(in millions of Canadian dollars)

	As at December 31,	As at December 31,
	2007	2006
	(unaudited)
Assets

Current assets
Cash and cash equivalents	25	34
Accounts receivable	624	650
Inventories	555	548
	1,204	1,232
Property, plant and equipment	1,886	2,063
Intangible assets	130	91
Other assets	237	212
Goodwill	312	313
	3,769	3,911

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances	47	42
Accounts payable and accrued liabilities	572	607
Current portion of long-term debt	4	9
	623	658
Long-term debt	1,570	1,657
Other liabilities	377	439
	2,570	2,754

Shareholders’ equity
Capital stock	517	517
Retained earnings	725	649
Accumulated other comprehensive income (loss)	(43)	(9)
	1,199	1,157
	3,769	3,911

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2007	2006	2007	2006
	(restated)		(restated)

Sales	937	843	3,929	3,278
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	764	688	3,201	2,657
Depreciation and amortization	49	40	208	161
Selling and administrative expenses	92	78	390	304
Losses (gains) on disposals and other	7	—	(17)	(4)
Impairment loss on property, plant and equipment	2	40	3	47
Closure and restructuring costs	3	12	6	20
Loss (gain) on financial instruments	1	2	(6)	(3)
	918	860	3,785	3,182
Operating income (loss) from continuing operations	19	(17)	144	96

Interest expense	24	18	102	79
Foreign exchange loss (gain) on long-term debt	(16)	14	(59)	—
	11	(49)	101	17
Provision for (recovery of) income taxes	(9)	(10)	11	6
Share of results of significantly influenced companies and dilution gain	(4)	(2)	(27)	(8)
Non-controlling interest	1	—	3	—
Net earnings (loss) from continuing operations	23	(37)	114	19
Net loss from discontinued operations	(11)	(9)	(19)	(16)
Net earnings (loss) for the period	12	(46)	95	3
Basic and diluted net earnings (loss) from continuing operations per common share	$0.23	($0.45)	$1.14	$0.23
Basic and diluted net earnings (loss) per common share	$0.12	($0.56)	$0.95	$0.04
Weighted average number of common shares outstanding	99,231,665	81,358,735	99,329,472	80,941,603

Consolidated Statement of Shareholders’ Equity
(in millions of Canadian dollars) (Unaudited)

	For the year ended December 31,
	2007
			Accumulated other
		Retained	comprehensive	Shareholders’
	Capital stock	earnings	income (loss)	equity

Balance - beginning of period	517	649	(9)	1,157
Cumulative impact of accounting changes	—	—	1	1
Restated balance - beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	—	95	—	95
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	(41)	(41)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments	—	—	4	4
Change in fair value of commodity derivative financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments	—	—	2	2
Comprehensive income for the period				60

Dividends	—	(16)	—	(16)
Adjustment related to stock options	2	—	—	2
Redemption of common shares	(2)	(3)	—	(5)

Balance - end of period	517	725	(43)	1,199

	For the year ended December 31,
	2006
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ equity

Balance - beginning of period	264	669	(36)	897
Comprehensive income:
Net earnings for the period	—	3	—	3
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	27	27
Comprehensive income for the period				30

Dividends	—	(13)	—	(13)
Net proceeds from issuance of common shares	250	(7)	—	243
Adjustment related to stock options	4	—	—	4
Redemption of common shares	(1)	(3)	—	(4)
Balance - end of period	517	649	(9)	1,157

Consolidated Statements of Cash Flows
(in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the years ended December
	ended December 31,		31,
	2007	2006	2007	2006
	(restated)		(restated)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations	23	(37)	114	19
Adjustments for:
Depreciation and amortization	49	40	208	161
Losses (gains) on disposals and other	(3)	—	(29)	(4)
Impairment loss on property, plant and equipment	2	40	3	47
Closure and restructuring costs	—	3	—	3
Unrealized loss (gain) on financial instruments	2	2	—	(5)
Foreign exchange loss (gain) on long-term debt	(16)	14	(59)	—
Future income taxes	(13)	(22)	(22)	(28)
Share of results of significantly influenced companies and dilution gain	(4)	(2)	(27)	(8)
Non-controlling interest	1	—	3	—
Others	(5)	(6)	(13)	(2)
	36	32	178	183
Change in non-cash working capital components	62	71	(89)	35
	98	103	89	218
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(60)	(36)	(167)	(110)
Proceed from disposal of property, plant and equipment	—	—	7	—
Increase in other assets	—	—	(3)	(10)
Business acquisitions, net of cash acquired	—	(542)	(10)	(572)
Business disposal, net of cash disposed	—	—	37	8
	(60)	(578)	(136)	(684)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(4)	(12)	7	(4)
Change in revolving credit facilities	(25)	252	100	186
Increase in other long-term debt	—	—	—	2
Payments of other long-term debt	(1)	(2)	(8)	(9)
Net proceeds from issuance of common shares	—	241	1	242
Redemption of common shares	(1)	(3)	(5)	(4)
Dividends	(4)	(3)	(16)	(13)
	(35)	473	79	400
Change in cash and cash equivalents during the period from continuing operations
	3	(2)	32	(66)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal
	(7)	11	(40)	56
Change in cash and cash equivalents during the period	(4)	9	(8)	(10)
Translation adjustments on cash and cash equivalents	3	2	(1)	1
Cash and cash equivalents - Beginning of period	26	23	34	43

Cash and cash equivalents - End of period	25	34	25	34

Selected Segmented Information
(in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2007	2006	2007	2006
	(restated)		(restated)

Sales
Packaging products
Boxboard
Manufacturing	178	201	780	727
Converting	159	193	671	748
Eliminations and others	(22)	(33)	(108)	(116)
	315	361	1,343	1,359
Containerboard
Manufacturing	143	78	599	333
Converting	237	123	984	506
Eliminations and others	(98)	(55)	(390)	(239)
	282	146	1,193	600
Specialty products
Manufacturing	73	81	318	333
Converting	58	58	232	226
Recovery, deinked pulp and eliminations	71	35	284	132
	202	174	834	691

Eliminations	(26)	(13)	(108)	(68)
	773	668	3,262	2,582
Tissue papers
Manufacturing and converting	171	182	713	727

Eliminations and others	(7)	(7)	(46)	(31)
Consolidated total	937	843	3,929	3,278

Selected Segmented Information
(in millions of Canadian dollars) (unaudited)

	For the 3-month periods		For the years ended
	ended December 31,		December 31,
	2007	2006	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations	(restated)		(restated)

Packaging products
Boxboard
Manufacturing	(2)	—	(3)	1
Converting	13	12	76	62
Others	(2)	(2)	(4)	(6)
	9	10	69	57
Containerboard
Manufacturing	5	(40)	59	(8)
Converting	19	10	76	45
Others	6	2	17	7
	30	(28)	152	44

Specialty products
Manufacturing	—	5	6	1
Converting	8	8	26	30
Recovery, deinked pulp and others	7	4	27	14
	15	17	59	45

	54	(1)	280	146
Tissue papers
Manufacturing and converting	15	24	66	116

Corporate	(1)	—	6	(5)
Operating income before depreciation and amortization from continuing operations	68	23	352	257

Depreciation and amortization
Boxboard	(18)	(17)	(68)	(66)
Containerboard	(18)	(10)	(68)	(38)
Specialty products	(7)	(6)	(31)	(28)
Tissue papers	(8)	(9)	(35)	(37)
Corporate and eliminations	2	2	(6)	8
	(49)	(40)	(208)	(161)

Operating income (loss) from continuing operations	19	(17)	144	96

Selected Segmented Information
(in millions of Canadian dollars) (unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2007	2006	2007	2006
	(restated)		(restated)
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	10	6	23	10
Converting	10	5	36	24
	20	11	59	34
Containerboard
Manufacturing	9	4	16	13
Converting	7	2	14	10
	16	6	30	23
Specialty products
Manufacturing	3	4	9	10
Converting	4	2	10	6
Recovery, deinked pulp and others	5	2	7	5
	12	8	26	21

	48	25	115	78
Tissue papers
Manufacturing and converting	17	11	52	27

Corporate	2	(1)	7	3
Consolidated total	67	35	174	108

The change in purchases of property, plant and equipment included in accounts payable increased by $7 million in 2007 and decreased by $2 million in 2006.

Additional information
(in millions of Canadian dollars, except shipments and share information) (unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2007	2006	2007	2006
Common shares - Toronto Stock Exchange
High	$10.04	$14.78	$15.80	$14.78
Low	$7.46	$12.14	$7.46	$9.66
Volume	11,876,000	12,317,000	63,226,000	31,724,000
Shipments of manufacturing and converting products (in thousands of short tons)
Packaging products
Boxboard	292	323	1,202	1,204
Containerboard	338	178	1,412	742
Specialty products	110	112	450	457
Tissue papers	115	107	451	443

The restated mention refers to the comparative figures which have been reclassifed due to discontinued operations.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian generally accepted accounting principles (“GAAP”). The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure defined by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended December 31,		For the years ended December 31,
	2007	2006	2007	2006

Net earnings (loss) for the period	12	(46)	95	3
Net loss from discontinued operations	11	9	19	16
Non-controlling interest	1	—	3	—
Share of results of significantly influenced companies and dilution gain	(4)	(2)	(27)	(8)
Provision for (recovery of) income taxes	(9)	(10)	11	6
Foreign exchange loss (gain) on long-term debt	(16)	14	(59)	—
Interest expense	24	18	102	79

Operating income (loss) from continuing operations	19	(17)	144	96

Depreciation and amortization	49	40	208	161

Operating income before depreciation and amortization	68	23	352	257